UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 30, 2024	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On May 30, 2024, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) made a public announcement on the Market Observation Post System in Taiwan (“MOPS”) that the Company held the 1st meeting of its 11th Board of Directors (the “Board”), at which time the following matters were resolved with public announcements made in Taiwan regarding such resolutions:

(1)
The Board to elect the Chairman of the Company; and
(2)
To appoint members of the 2nd Nomination Committee.

On matter (1), the Board resolved to re-elect Shih-Jye Cheng as the Chairman of the Company, effective on and from May 30, 2024.

On matter (2), the Board resolved to appoint members of the 2nd Nomination Committee. The effective date of the new appointments is on May 30, 2024. The elected directors are as follows:

(i)
Yeong-Her Wang: Independent Director of the Company;
(ii)
Hong-Tzer Yang: Independent Director of the Company; and
(iii)
Fu-Chen Lin: Director of Deloitte & Touche Financial Advisory Corporation.